UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM N-17f-2	OMB APPROVAL
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies	OMB Number: 3235-0360 Expires: March 31, 2021 Estimated average burden hours per response 2.0
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-06526				Date examination completed: February 5, 2021
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Boston Trust Walden Funds
4. Address of principal executive office (number, street, city, state, zip code): One Beacon Street, Boston, MA 02108

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

Boston Trust Walden Funds

February 5, 2021

Cohen & Company, Ltd

1350 Euclid Avenue, Suite 800

Cleveland, OH 44115

We, as members of management of Boston Trust Walden Funds, comprising the Boston Trust Asset Management Fund, Boston Trust Equity Fund, Boston Trust Midcap Fund, Boston Trust SMID Cap Fund, Boston Trust Walden Small Cap Fund (formerly, Boston Trust Small Cap), Boston Trust Walden Balanced Fund (formerly, Walden Balanced Fund), Boston Trust Walden Equity Fund (formerly, Walden Equity Fund), Boston Trust Walden Midcap Fund (formerly, Walden Midcap Fund) and Boston Trust Walden SMID Cap Fund (formerly, Walden SMID Cap Fund) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 30, 2020, and from April 24, 2020 (last examination date) through October 30, 2020.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 30, 2020, and from April 24, 2020, through October 30, 2020, with respect to securities reflected in the investment account of the Funds.

By:

/s/ Lucia B. Santini
Lucia B. Santini, President

/s/ Jennifer Ellis
Jennifer Ellis, Treasurer

Report of Independent Public Accountant

To the Board of Trustees of Boston Trust Walden Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Boston Trust Walden Funds, comprising the Boston Trust Asset Management Fund, Boston Trust Equity Fund, Boston Trust Midcap Fund, Boston Trust SMID Cap Fund, Boston Trust Walden Small Cap Fund, Boston Trust Walden Balanced Fund (formerly, Walden Balanced Fund), Boston Trust Walden Equity Fund (formerly, Walden Equity Fund), Boston Trust Walden Midcap Fund (formerly, Walden Midcap Fund), and Boston Trust Walden SMID Cap Fund (formerly, Walden SMID Cap Fund) (the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 30, 2020, which is a date we selected without prior notice to management. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of October 30, 2020, and with respect to agreement of security purchases and sales, for the period April 24, 2020 (the date of our last examination), through October 30, 2020:

•	Confirmation of all securities held by institutions in book entry form at Citibank, N.A., the sub-custodian, without prior notice to management.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds and Boston Trust Walden Company, the Custodian; and

•	Agreement of 15 security purchases and 15 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that Boston Trust Walden Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 30, 2020, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Boston Trust Walden Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

February 5, 2021